Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165166
December 7, 2010
3,205,128 Shares of Common Stock, no par value
by Wintrust Financial Corporation (the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the concurrent offering of Wintrust Financial Corporation’s 7.50% Tangible Equity Units (the “Tangible Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplements dated December 6, 2010 relating to the Common Stock Offering and the Tangible Equity Units Offering, including the documents incorporated by reference therein and (ii) the base prospectus dated March 3, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-165166. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

Company:	Wintrust Financial Corporation
NASDAQ Global Select Market Symbol:	“WTFC”
Trade Date:	December 7, 2010
Closing Price on December 6, 2010:	$32.23
Settlement Date:	December 10, 2010

Common Stock Offering

Title of Securities:	Common stock, no par value of the Company

Shares Offered:	3,205,128 (or a total of 3,685,897 if the underwriters exercise their over-allotment option to purchase up to 480,769 additional shares of the Company’s common stock in full).

Common Stock Public Offering Price:	$30.00 per share / $96.2 million total (excluding the underwriters’ over-allotment option to purchase from the Company up to 480,769 additional shares of the Company’s common stock).

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $91.3 million (or approximately $105.0 million if the underwriters exercise their over-allotment option to purchase up to 480,769 additional shares of the Company’s common stock in full), after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses.

Concurrent Tangible Equity Unit Offering

Title of Securities:	Tangible Equity Units

Stated Amount:	Each Tangible Equity Unit has a stated amount of $50

Number of Tangible Equity Units Offered:	4,000,000 (or 4,600,000 if the underwriter exercises its over-allotment option to purchase up to 600,000 additional Tangible Equity Units in full)

Composition of Tangible Equity Units:	Each Tangible Equity Unit is a unit composed of a prepaid stock purchase contract (each, a “Purchase Contract”) and a junior subordinated amortizing note issued by the Company (each, an “Amortizing Note”), which has an initial principal amount of $9.728182 per Amortizing Note, bears interest at a rate of 9.50% per annum and has a scheduled final installment payment date of December 15, 2013.

Aggregate Principal Amount of Amortizing Notes:	$38,912,728

Reference Price:	$30.00 (which is the Common Stock Public Offering Price)

Threshold Appreciation Price:	$37.50 (which represents appreciation of approximately 25.0% over the Reference Price)

Initial Minimum Settlement Rate:	1.3333 shares of the Company’s common stock (subject to adjustment)

Initial Maximum Settlement Rate:	1.6666 shares of the Company’s common stock (subject to adjustment)

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly installments per Amortizing Note, which in the aggregate will be equivalent to a 7.50% cash payment per year with respect to each $50 Stated Amount of Tangible Equity Unit. Each installment will constitute a payment of interest (at a rate of 9.50% per annum) and a partial repayment of principal on the Amortizing Note.

Tangible Equity Unit Public Offering Price:	$50 per Tangible Equity Unit / $200.0 million total (excluding the underwriter’s over-allotment option to purchase from the Company up to 600,000 additional Tangible Equity Units).

Estimated Net Proceeds to the Company from the Tangible Equity Units Offering:	The net proceeds from the sale of Tangible Equity Units in the Tangible Equity Unit Offering will be $194.0 million (or approximately $223.1 million if the underwriter exercises its over-allotment option to purchase up to 600,000 additional Tangible Equity Units in full), after deducting the underwriter’s discount payable by the Company but before offering expenses payable by the Company.

Wintrust Financial Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the Common Stock Offering and Tangible Equity Unit Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents Wintrust has filed with the SEC for more complete information about Wintrust and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Wintrust, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.
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